Exhibit (a)(1)(E)

 Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BERGER HOLDINGS, LTD.
at
$3.90 Net Per Share
by
AMERIMAX PENNSYLVANIA, INC.
an indirect wholly owned subsidiary of
EURAMAX INTERNATIONAL, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2003, UNLESS THE OFFER IS EXTENDED.

October 20, 2003

To Our Clients:

        Enclosed for your consideration are the Offer to Purchase dated October 20, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer by Amerimax Pennsylvania, Inc., a Pennsylvania corporation ("Purchaser") and an indirect wholly owned subsidiary of Euramax International, Inc. ("Parent"), a Delaware corporation, to purchase (1) all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and (2) the associated rights to purchase shares of junior participating preferred stock of the Company (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of August 21, 1998, as amended, by and between the Company and Oxford Transfer & Registrar, as Rights Agent, at a price of $3.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal enclosed herewith. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

        We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

        We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase. Your attention is invited to the following:

              1.     The tender price for Shares is $3.90 per Share, net to you in cash without interest.

              2.     The Offer is being made for all outstanding Shares.

              3.     The Board of Directors of the Company has unanimously approved the Merger Agreement (as defined in the Offer to Purchase) and the transactions contemplated thereby, including the Offer and the Merger (each as defined in the Offer to Purchase), and has unanimously determined that the Offer and the Merger are fair to, advisable and in the best interests of, the Company's shareholders and unanimously recommends that the shareholders accept the Offer and tender their Shares pursuant to the Offer.

              4.     The Offer and withdrawal rights expire at 12:00 Midnight, New York City time, on Monday, November 17, 2003, unless the Offer is extended.

              5.     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn immediately prior to the expiration of the Offer or otherwise acquired by Parent or any of its affiliates a number of Shares representing at least 80% of the Fully Diluted Shares (as defined in the Offer to Purchase, which definition excludes options for which exercisability has been suspended or for which, under the Tender and Option Agreement, dated as of October 10, 2003 among Parent, Purchaser, the Company and the shareholders listed therein, Parent has a valid Purchase Option (as defined therein) which has not been disputed). See Sections 1 and 15 of the Offer to Purchase.

              6.     Shareholders who fail to complete and sign the Substitute Form W-9 may be subject to a required federal backup withholding tax and 28% of any reportable payments to such shareholder or other payee may be withheld pursuant to the Offer.

              7.     Any stock transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

        If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form set forth on the reverse side of this letter. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the reverse side of this letter.

        Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF BERGER HOLDINGS, LTD.

        The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal in connection with the Offer by Amerimax Pennsylvania, Inc., a Pennsylvania corporation and an indirect wholly owned subsidiary of Euramax International, Inc. ("Parent"), a Delaware corporation, to purchase (1) all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and (2) the associated rights to purchase shares of junior participating preferred stock of the Company (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of August 21, 1998, as amended, by and between the Company and Oxford Transfer & Registrar, as Rights Agent. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

This will instruct you to tender the number of Shares indicated below (or if no number is indicated below, all Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares tendered: *

Certificate Nos. (if available):

  Check the box if Shares will be tendered by book-entry transfer:  ☐

Account No:
Dated:	, 2003

SIGN HERE

Signature(s):
Please type or print address(es):
Area Code and Telephone Number:
Taxpayer Identification or Social Security Number(s):

*
Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

PLEASE RETURN THIS FORM TO THE
BROKERAGE FIRM MAINTAINING YOUR ACCOUNT